Exhibit 99.1

WIMI Hologram Cloud is setting up a joint venture to develop semiconductor business

Beijing, June 23, 2020

WIMI Hologram Cloud Inc.(“WIMI” or the “Company”)  (NASDAQ:WIMI), today announced that its wholly-owned Hong Kong subsidiary, WiMi Hologram Cloud Limited (“WiMi Hong Kong”) is setting up a joint venture to develop semiconductor business.

The Company believes that the application demand of holographic 3D vision in the semiconductor sector is growing rapidly, representing huge market potentials. The establishment of the joint venture is conducive to the expansion of the semiconductor sector and the rapid integration of market resources. Furthermore, it will facilitate the Company’s strategies of extending the holographic 3D vision software from the application layer to the chip field and combining software and hardware through the holographic 3D vision software solution, namely, the strategic derivative upgrade to the semiconductor sector. The Company has accumulated technological capabilities in the field of holographic 3D visual software technology, with hundreds of related patents and software copyrights. In the future, the Company plans to develop semiconductor business through integrating with IC design companies with core technology advantage, or through establishing research and development joint venture with chip factory to implement the supply chain upstream of the semiconductor research and development design, technical service and marketing strategies.

In addition to facilitating the rapid growth of the Company’s performance, the Company believes that integration with high-quality semiconductor assets or cooperation with chip companies with strong technology will greatly enhance the Company’s competitiveness and consolidate the Company’s position in the industry of holographic 3D vision software application, thus supporting the its sustained growth in the medium and long term. At present, many technology companies, such as Qualcomm, Mediatek, Nvidia and other companies, have explored opportunities in artificial intelligence, 5G technology, the Internet of things, and other ecological systems. The market demand for upstream suppliers is no longer limited to simple electronic components or products supply. The market has put forward higher requirements of the suppliers’ technical service ability, as well as their ability to provide comprehensive solutions and one-stop value-added services. With the increasing demand for holographic 3D vision-related semiconductor application solutions, the Company plans to combine holographic 3D vision application demand scene to provide corresponding semiconductor solutions to meet the market demand, and promote the application and popularization of holographic 3D vision technology in the semiconductor sector.

WiMi plans to invest in the semiconductor sector, acquire semiconductor-related assets and cooperate with chip factory in the future, so as to enhance the Company’s technical service capability and retain current customers. At the same time, based on higher value-added technology, the Company will continue to improve its revenue capacity. In the next three years, the Company expects that the joint venture will develop relevant operations in the semiconductor sector, and WiMi is expected to embrace a new development.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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